INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors and Shareholders,
Old Westbury Funds, Inc.:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that Old Westbury Funds, Inc. (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
August 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security purchases and sales, for the period from May 31, 2001 (the date of our last examination) through August 31, 2001:

Confirmation of all securities held by Bessemer Trust
Company in book entry form;

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agent;

Reconciliation of all such securities to the books and records of the Funds and the custodian;

Agreement of five security purchases and four security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Old Westbury
Funds, Inc. complied with the requirements of subsections
(b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of Old Westbury Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


DELOITTE & TOUCHE LLP
New York, New York
October 19, 2001



Management Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940


We, as members of management of the Old Westbury Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule
17f-2 as of August 31, 2001 and from May 31, 2001 (date of last examination) through August 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 and from May 31, 2001 (date of last examination) through August 31, 2001, with respect to securities reflected in the investment accounts of Old
Westbury Funds, Inc.


Bessemer Trust Company



Frank E. Helsom
President and Chief Executive Officer


John G. MacDonald
Managing Director, Chief Financial Officer and Treasurer


Richard T. Murtagh
Principal and Corporate Controller

October 19, 2001